Via Facsimile and U.S. Mail
Mail Stop 6010

December 22, 2005

Mr. David Lawrence
Chief Financial Officer
Acambis PLC
Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
United Kingdom

Re: Acambis PLC
Form 20-F for the fiscal year ended December 31, 2005
File No. 000-30126

Dear Mr. Lawrence:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005

Item 15: Controls and Procedures, page 64

A: Disclosure controls and procedures
B: Management's annual report on internal control over financial reporting

1.   Your first two paragraphs in Item 15A and B. refer to the Combined Code that
        was republished in July 2003 and restated in July 2005 by the Financial Reporting
        Council and incorporated the previous code (as published in 1998 by the Hampel
        Committee) and related guidance that had been issued since that date. Please
        explain to us why you provide this disclosure and how it complies with the
        requirements of Item 15.

2.   Clarify how your conclusion in the third paragraph under Item 15A meets the
        requirements of Item 15A. In this regard, we do not understand how the "reviews
        described above" relate to the requirement that the Chief Executive Officer and
        Chief Financial Officer evaluate the effectiveness of the design and operation of
        the Company's disclosure controls and procedures as defined in Exchange Act
        Rules 13a-15(e) and 15d-15(e

Item 17: Financial Statements

3.   Please disclose the date when the financial statements were authorized for issue
        and who gave that authorization as required by paragraph 17 of IAS 10.

4.   You include consolidated financial statements for Acambis plc and its subsidiaries
        ("Group") and a separate balance sheet and statement of cash flows for the parent
        company ("Company") in the general purpose financial statements. Also, it
        appears that the audit report of PricewaterhouseCoopers LLP does not cover the
        "Company" financial statements and it is not clear from your disclosures whether
        the "Company" financial statements have been prepared in accordance with IFRS
        Please clarify whether or not the "Company's" financial statements are covered
        by the audit report. If not, they should be marked as unaudited. Further, tell us
        whether the "Company's" financial statements are required pursuant to 5-04(c) of
        Regulation S-X specifically Schedule I condensed financial information of the
        registrant. If so, this information must be audited.

5.   Please revise the presentation of your financial statements to clearly identify the
        name of the reporting entity for each financial statement or explain to us how your
        financial statements comply with paragraph 46 of IAS 1.

Report of Independent Registered Public Accounting Firm, page 67

6.   The report of PricewaterhouseCoopers LLP refers to the consolidated "statements
        of changes in shareholders' equity" but the statement of changes in equity is titled
        the "Consolidated Statement of Recognized Income and Expense" as required by
        paragraph 96 of IAS 1. Please have PricewaterhouseCoopers LLP revise their
        report to refer to the proper title of the financial statement or tell us why the
        language in the audit report is appropriate.

Consolidated Income Statement, page 68

7.   You cross-reference the revenue line item to Note 2, which is not included in the
        notes to the financial statements. Please revise your filing to include all related
        revenue disclosure in Note 2.

Consolidated and Company Cash Flow Statements, page 71

8.   Tell us why interest received is disclosed as a financing activity. Based on
        paragraph 33 of IAS 7 it appears that interest received should be classified as
        either an operating activity or an investing activity.

Notes to the Group financial statements

Note 1 Accounting Policies, page 72

Basis of Presentation, page 72

9.   It appears that your financial statements have been prepared in accordance with
        International Financial Reporting Standards as adopted by the European Union
        ("EU GAAP"). Release No. 33-8567 permits IFRS adopters to present only two
        years of audited IFRS financial statements instead of three years for their first
        year of reporting under IFRS. To be eligible for this accommodation, a company
        must disclose explicitly in its filing that its financial statements comply with IFRS
        as published by the IASB. Please revise your filing to specifically state, if true,
        that your financial statements comply with IFRS as published by the IASB.
        Please note that a company that prepares its financial statements under EU GAAP
        can qualify for the accommodation if it provides an audited reconciliation to IFRS
        as published by the IASB.

Revenue, page 73

10.   You indicate that product sales are recognized when the risk and rewards of
        ownership have transferred to the customer which is required by paragraph 14a of
        IAS 18. Please tell us and revise your disclosure as appropriate to clarify whether

your revenue recognition policy for product sales also satisfies the conditions specified in paragraphs 14b,c,d and e of IAS 18.

11.   Please expand your disclosures to clarify how you measure the degree of contractual performance for long-term contracts. It appears that you use an input measure, costs incurred, rather than an output measure such as services performed to date. If true, please clarify if costs incurred to date and total estimated expected costs reflect only services performed or to be performed as noted in paragraph 24 of IAS 18.

12.   You indicate on page 73 that you have not accounted for the elements of the smallpox vaccine separately as required by IAS 18. Please advise us why you appear to deviate from IAS 18 and how you otherwise comply with IAS.

Note 21 Investment in Joint Venture, page 91

13.   Please provide disclosures required by paragraphs 54 – 57 of IAS 31 or explain to us why these disclosures are not necessary. You disclose that the joint venture is being wound down. Please disclose when the joint venture is expected to be dissolved and when no further commitments or provisions will be required by the joint venture partners.

Note 25 Share-Based Payments, page 93

14.   Please disclose the number and weighted average share price of options exercisable at the end of the period as required by paragraph 45(b)(vii) of IFRS 2.

        As appropriate, please amend your Form 20-F for the year ended December 31, 2005 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provide any requested information. Detailed cover letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant